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                                                              Exhibit (a)(1)(L)

INTEL CORPORATION
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119

[Intel Logo]                                         News Release


CONTACT: Tom Beermann                                Doug Lusk
         Press Relations                             Investor Relations
         (408) 765-6855                              (408) 765-1679
         tom.beermann@intel.com                      doug.lusk@intel.com




                INTEL EXTENDS TIMING OF TENDER OFFER FOR XIRCOM

SANTA CLARA, Calif., March 5, 2001 -- Intel Corporation today announced it has extended its tender offer for all outstanding shares of commom stock of Xircom, Inc. to 5 p.m. EST, March 7. The extension is intended to allow Intel time to acquire 90 percent of outstanding shares of Xircom stock.

     To-date 24,304,947 shares of Xircom common stock have either been tendered or are owned by Intel, representing about 81 percent of outstanding shares. In addition, Notices of Guaranteed Delivery have been submitted for another 4,256,815 shares, which if delivered, would account for a total of approximately 95 percent of outstanding shares tendered. Intel expects to close the acquisition promptly after the expiration of the tender offer, assuming the requisite number of shares of Xircom common stock are tendered and other standard closing conditions are satisfied.

     Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com.